This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

October 18, 2005

Item 3: Press Release

A Press release dated and issued October 18, 2005 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Freegold Appoints New President.

Item 5: Full Description of Material Change

October 18th, 2005, Vancouver, BC.   Freegold Ventures Limited (“Freegold”) reports that Mr. Steve Manz has been appointed as President and CEO of the company.

Mr. Manz holds a B.A.Sc. in Geological Engineering as well as an MBA.  Over the past 17 years, Mr. Manz has been directly involved in the securing of over $700 million of debt and equity financing for junior and mid-tier resource companies, and has been instrumental in the creation and refinancing of several North American gold producers.

Mr. Manz was the principal financial officer of Royal Oak Mines during its inception.  In this capacity, Mr. Manz was directly involved in the acquisition, merger, financing and financial turnaround of several distressed Canadian gold mines which resulted in Royal Oak being a debt-free, cash-flow-positive 300,000 oz/year gold producer at the time of his departure.  Subsequently, Mr. Manz became the President and Chief Financial Officer of Atlas Corporation, a NYSE listed gold and industrial minerals company.  While with Atlas, Mr. Manz raised

US $66 million, which allowed the company to recommence mining at its 50,000 oz/year Nevada gold mine, and funded the acquisition and development of additional mining assets in Nevada and Oregon.  Mr. Manz also served as Vice President of Gerald Metals, one of the world’s largest metal merchanting companies, where he was responsible for the refining and purchasing of precious metals, the design and implementation of commodity and currency hedging programs, and the arrangement of and participation in project, working capital and bridge loans for mining projects throughout the world.

Harry Barr, Chairman stated, "We are pleased to have Steve join the Freegold management team.  Steve has a strong track record financing and developing gold projects, and his expertise will be invaluable in the further development of our existing projects, and in the implementation of a strong growth through acquisition strategy."

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___October 19, 2005____________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity